5711 S 86TH CIR • PO BOX 27347 • Omaha NE 68127-0347 Executive Office: (402) 596-8900 • Fax (402) 592-4006 Internet: www.infoUSA.com

FOR IMMEDIATE RELEASE
MARCH 23, 2005
infoUSA INC.

CONTACT:
VIN GUPTA — CHAIRMAN & CHIEF EXECUTIVE OFFICER
Phone: (402) 596-8900 · Fax: (402) 339-0265
E-Mail: vin.gupta@infousa.com
RAJ DAS — CHIEF FINANCIAL OFFICER
Phone: (402) 593-4517 · Fax: (402) 339-0265
E-Mail: raj.das@infousa.com
LAUREL GUPTA — DIRECTOR, INVESTOR RELATIONS
Phone: (402) 593-4535 · Fax: (402) 339-0265
E-Mail: laurel.gupta@infousa.com

infoUSA EXTENDS TENDER OFFER

FOR DIGITAL IMPACT UNTIL APRIL 13, 2005

OMAHA, NE — March 23, 2005 — infoUSA Inc. (Nasdaq:IUSA) today announced that it has extended its $2.00 net per share offer for all of the outstanding shares of common stock, together with the associated preferred stock purchase rights, of Digital Impact, Inc. (Nasdaq:DIGI) until 5:00 p.m., New York City time, on April 13, 2005, unless further extended. The tender offer was originally scheduled to expire at 12:00 Midnight, New York City time, on March 23, 2005. As of the close of business on March 23, 2005, a total of 2,642,314 Digital Impact shares had been tendered and not withdrawn from infoUSA’s tender offer.

Commenting on the extension of the offer, Vin Gupta, Chairman & Chief Executive Officer of infoUSA, said: “We remain committed to completing a transaction with Digital Impact. The extension of the offer reflects this commitment. We noted with interest this week Digital Impact’s disclosure that it has been engaged in preliminary discussions with one or more third parties regarding a possible business combination transaction. We commend the Digital Impact board of directors for moving forward with these discussions and in doing so taking seriously the interests of the Digital Impact stockholders. However, we are disappointed that it has taken this long for the board to begin this process and note that to date no substantive discussions have occurred between Digital Impact and infoUSA’s representatives.”

Mr. Gupta continued: “As we have stated repeatedly in the past, the infoUSA management team stands ready to meet with representatives of Digital Impact to fully explore a possible acquisition and to negotiate the terms of such a transaction. We continue in our belief that infoUSA remains the most attractive potential acquirer of the Digital Impact business, given all of the readily apparent synergies with our Yesmail business. In addition, as the applicable Hart-Scott-Rodino antitrust waiting period for a transaction between infoUSA and Digital Impact has expired, we believe that we remain the party that is in best position to complete an acquisition of Digital Impact in the shortest possible period, thus allowing the Digital Impact stockholders to reap the benefits of the acquisition on an expedited time table. A short period to closing should also help mitigate many of the customary transaction risks that burden transactions such as this. We remain confident that a transaction with infoUSA will allow the Digital Impact stockholders to maximize their share value in the minimum amount of time.”

About infoUSA

infoUSA Inc. (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own a proprietary database of 250 million consumers and 14 million businesses under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites. Nearly 3 million customers use infoUSA’s products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and can be contacted at (402) 593-4500.

Important Information Regarding the Tender Offer

Investors and security holders are urged to read the disclosure documents that have been filed with the Securities and Exchange Commission, including the tender offer statement, and that will be filed with the Securities and Exchange Commission, regarding the proposed infoUSA/Digital Impact transaction referenced in the foregoing information, because they contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by infoUSA with the SEC at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by infoUSA or DII Acquisition Corp. may be obtained free of charge from infoUSA by directing a request to infoUSA Inc., 5711 South 86th Circle, Omaha, Nebraska 68127, Attention: Chief Financial Officer.